Exhibit 99.3

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This Amendment No. 2 to Rights Agreement (this "Amendment"), is entered into as of September 15, 2015, between Vimicro International Corporation, a company incorporated with limited liability under the Cayman Islands Companies Law (the "Company"), and RBC Corporate Services Hong Kong Limited (formerly known as RBC Dexia Corporate Services Hong Kong Limited), a Hong Kong incorporated company (in its capacity as the rights agent, the "Rights Agent").

WITNESSETH:

WHEREAS, the Company and the Rights Agent entered into a Rights Agreement dated as of December 12, 2008 and an Amendment No. 1 to Rights Agreement dated as of June 18, 2015 (the aforesaid Rights Agreement, as amended, the “Agreement”);

WHEREAS, pursuant to Section 28 of the Agreement, the Company and the Rights Agent may from time to time supplement or amend the Agreement subject to the terms of the Agreement;

WHEREAS, the Company intends to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the "Merger Agreement") with Vimicro China (Parent) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Vimicro China Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company as a wholly-owned subsidiary of Parent (the "Merger");

WHEREAS, the Company's Board of Directors and the Special Committee of the Company's Board of Directors have approved the Merger Agreement; and

WHEREAS, no Person has yet become an Acquiring Person as of the date hereof, and the Company desires to further amend the Agreement as set forth herein and to direct the Rights Agent to execute this Amendment in accordance with Section 28 of the Agreement.

NOW, THEREFORE, in consideration of these premises and mutual agreements set forth in the Agreement and this Amendment, the parties hereby agree as follows:

1.             Amendment to Definitions.  Section 1(a) of the Agreement is hereby amended to add the following sentence following the last sentence thereof:

“Notwithstanding anything to the contrary in this Agreement:

(i) none of Parent, Merger Sub or any of their respective Affiliates or Associates shall be, or shall be deemed to be, individually or in the aggregate, an “Acquiring Person” solely by virtue of (w) the execution and delivery of the Merger Agreement or any agreements, arrangements or understandings entered into by Parent, Merger Sub or any of their respective Affiliates or Associates as expressly contemplated by the Merger Agreement (including, without limitation, the Guarantees, the Commitment Letter, the Voting Agreements and the Rollover Agreement) if such agreements, arrangements or understandings are in accordance with the terms and conditions of the Merger Agreement, (x) the announcement of the Merger Agreement or the Merger, (y) the consummation of the Merger or (z) the consummation of the other transactions contemplated by the Merger Agreement (including, without limitation, the transactions contemplated by the Guarantees, the Commitment Letter, the Voting Agreements and the Rollover Agreements) upon the terms and conditions of the Merger Agreement; and

(ii)            none of the the Sponsor, the Guarantors, any party to the Voting Agreements, any of the Rollover Shareholders or any of the foregoing parties’ respective Affiliates or Associates shall be, or shall be deemed to be, individually or in the aggregate, an “Acquiring Person” solely by virtue of (x) the execution and delivery of any agreements, arrangements or understandings in accordance with the terms and conditions of the Merger Agreement (including, without limitation, the Guarantees, the Commitment Letter, the Voting Agreements, the Rollover Agreement, or any agreements, arrangements or understandings entered into by the Sponsor, the Guarantors, any party to the Voting Agreements, any of the Rollover Shareholders or any of the foregoing parties’ respective Affiliates or Associates as contemplated by the foregoing agreements) or (y) any actions taken pursuant to the Guarantees, the Commitment Letter, the Voting Agreements, the Rollover Agreement or any such other agreements, arrangements or understandings.”

2.            New Definitions.  Section 1 of the Agreement is hereby amended to add thereto the following defined terms:

a.	"Commitment Letter" shall mean the commitment letter, dated as of September 15, 2015, executed by Sponsor, Parent and Merger Sub, pursuant to which Sponsor has committed to extend a loan to Parent in the amount set forth therein.

b.	"Effective Time" shall mean the time of registration of a plan of merger as contemplated under the Merger Agreement by the Registrar of Companies of the Cayman Islands, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in such plan of merger.

c.	"Guarantees" shall mean, collectively, (i) the founder limited guarantee, dated as of September 15, 2015, executed by the Company, Mr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation, and (ii) the sponsor limited guarantee, dated September 15, 2015, executed by Alpha Spring Limited, a limited liability company incorporated under the laws of the British Virgin Islands, Nantong Zongyi Investment Co., Ltd., a limited company incorporated under the laws of People’s Republic of China, and the Company, in each case of (i) to (ii), in favor of the Company with respect to certain of the obligations of Parent and Merger Sub under the Merger Agreement.

d.	"Guarantors" shall mean Mr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, Alpha Spring Limited, and Nantong Zongyi Investment Co., Ltd.

e.	"Merger" shall mean the merger of Merger Sub with and into the Company pursuant to, and on the terms and subject to the conditions set forth in, the Merger Agreement, the result of which being the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving company as a wholly-owned subsidiary of Parent.

f.	"Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of September 15, 2015, by and among the Company, Parent and Merger Sub (as it may be amended or supplemented from time to time).

g.	"Merger Sub" shall mean Vimicro China Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent.

h.	"Parent" shall mean Vimicro China (Parent) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

i.	"Rollover Shareholders" shall mean Zhonghan (John) Deng,Vimicro Beijing Corporation, Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Alpha Spring Limited.

j.	"Rollover Agreement" shall mean the Rollover Agreement, dated September 15, 2015, by and among Parent, Merger Sub and the Rollover Shareholders.

k.	"Sponsor" shall mean Alpha Spring Limited.

l.	"Voting Agreements" shall mean, collectively, (i) the Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Alpha Spring Limited, Nantong Zongyi Investment Co., Ltd. and Shengda Zan, (ii) the Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Zhonghan (John) Deng and Vimicro Beijing Corporation, (iii) the Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Zhaowei (Kevin) Jin and Vimicro Shenzhen Corporation and (iv) the Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Xiaodong (Dave) Yang and Vimicro Tianjin Corporation.

3.           Amendment of Section 3(a). Section 3(a) of the Rights Agreement is further amended by adding as the final sentence thereto the following:

“Notwithstanding anything in this Agreement to the contrary, no Distribution Date or Shares Acquisition Date shall be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, including the approval, execution and delivery of any amendments thereto, (ii) the consummation of the Merger, (iii) the acceptance for payment and purchase or exchange of any securities pursuant to the Merger Agreement, (iv) the announcement of the Merger Agreement or the Merger or (v) the consummation of any other transaction contemplated by the Merger Agreement (including, without limitation, the transactions contemplated by the Guarantees, the Commitment Letter, the Voting Agreements and the Rollover Agreements) upon the terms and conditions of the Merger Agreement.”

4.             Amendment of Section 24. Section 24 of the Agreement “Redemption, Termination and Waiver” shall be supplemented by adding the following subsection:

“(e). Termination. Notwithstanding anything in this Agreement to the contrary, immediately prior to the Effective Time, this Agreement shall automatically terminate without further action by any party, all outstanding Rights shall expire and all rights of holders of Ordinary Shares and all obligations of the Company under this Agreement shall cease immediately.”

5.             Directions to Rights Agent; Officer's Certificate.  The Company hereby directs the Rights Agent, in accordance with the terms of Section 28 of the Agreement, to execute this Amendment in its capacity as Rights Agent.  The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies on behalf of the Company that (a) he or she holds the office set forth under his or her name on the signature page hereto and (b) this Amendment is in compliance with Section 28 of the Agreement.

6.             No Third Party Rights. Nothing in this Amendment shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of Ordinary Shares) any legal or equitable right, remedy or claim under this Amendment.

7.             Governing Law. Section 33 "Governing Law" of the Agreement is incorporated by reference herein.

8.             Miscellaneous.  Capitalized term used but not otherwise defined herein shall have the same meaning ascribed to such term in the Agreement. The term "Agreement" as used in the Agreement shall be deemed to refer to the Agreement as amended hereby.  This Amendment is effective as of the date first written above.  Upon the effectiveness of this Amendment, on and after the date hereof, each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, shall mean and be a reference to the Agreement, as amended hereby. Except as set forth in this Amendment, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.  This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, but all such counterparts shall together constitute but one and the same instrument, it being understood that counterparts may be delivered by facsimile or .pdf.  Headings of the several Sections of the Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Long Jinxiang

Name:	Long Jinxiang

Title:	Assistant Vice President

Signature Page to Amendment No.2 to Rights Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

RBC CORPORATE SERVICES HONG KONG LIMITED, as Rights Agent

By:	/s/ Yu Yat Hing/Sunny Tang

Name:	Yu Yat Hing/Sunny Tang

Title:	Director, Corporate & Trustee Services/Director, Client Operations

Signature Page to Amendment No. 2 to Rights Agreement